

December 22, 2020

Sean E. Browne
President and Chief Executive Officer
Xtant Medical Holdings, Inc.
664 Cruiser Lane
Belgrade, Montana 59714

       Re: Xtant Medical Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 18, 2020
           File No. 333-251515

Dear Mr. Browne:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Emily Humbert, Esq.